Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



The following is an internal publication being distributed to DIRECTV employees:


DIRECTV EMPLOYEE NEWS

THE BUZZ
@DIRECTV

January/February 2002

THE PEOPLE BEHIND
THE PROJECTS P. 6-7
Employees talk about their work
on DIRECTV 4S, The Buzz and
Card-out-of-the-Box

FAREWELL DIRECT ACCESS,
HELLO BUZZ, P. 2

WHAT YOU'RE SAYING
ABOUT RECENT
EVENTS P. 10



[Picture of Ben Mui, Tina Swartz and Nadia Usmani]          [DIRECTV logo]








                                    (COVER)

EDITOR'S NOTE

WHAT'S THE BUZZ?

Notice anything new? Sure enough, the Direct Access newsletter has morphed into a magazine and shed its old name in favor of "The Buzz." All this, just when you thought things couldn't get much different at work.

[Picture of Alisa Stephens, Tina Swartz and Caroline Leach]

Now is the right time for our company to have a publication that truly reflects its culture - and most importantly - its people. Without a doubt, DIRECTV is energetic, enthusiastic and hip.

We're an entertainment company, sleek and sophisticated, with a reputation for being the best - and most desirable - satellite television provider out there. So why should our company news be any different?

And, since we're tending to business as usual while we wait for the announced merger with EchoStar to close, this magazine will bring you news about what's going on at the company, along with updates on the transaction.

For those who might be wondering why we're producing a flashy magazine while the company is keeping an eye on costs, please know that we've gained a cost savings by moving to a bi-monthly format and bringing the publication's design in-house to our Creative Services department.

[Picture of the following publications: DIRECTV Access, DIRECT Access and The Buzz.]

In the future, look to each issue to be fresh and exciting, featuring more employee faces and voices, and more in-depth news from across DIRECTV USA. As a reader, you play a big role in helping us do just that.

Send us your feedback, whether it's an article idea, a question for "Ask Roxanne," a suggestion for "What's Hot/What's Not," or information about what's newsworthy in your part of the company.

Keep your eyes and ears open for The Buzz.
      -    Tina Swartz


ARE YOU GETTING
ALL THE CHANNELS?

The DIRECTV Employee Communications department is your ally for news and information about what's happening at DIRECTV. Stay tuned to all the communication channels for regular updates ...

The Buzz@ DIRECTV
Bi-monthly Employee Magazine

E-NEWS
Timely news and information via e-mail
E-News@DIRECTV.com

THE DEN
24/7 Employee Intranet
http://insidedtv.DIRECTV.com

INFOFORUM
Lunchtime Speaker Series

EMPLOYEE BROADCASTS
Business Updates from Senior Executives

LOBBY SIGNBOARDS
Real-time Stock Price, Customer Count and Headline News


CORRECTION

Direct Access would like to apologize to Dale Ocker and Doug Bebout for the reversal of their photos in the September/October 2001 issue, pages three and four.

[Picture of Dale Ocker and Doug Bebout]


The Buzz is published for employees of DIRECTV, Inc., by DIRECTV Communications.

Send feedback and article ideas to The Buzz at M/S RE/R8/N355 or via e-mail to Tina Swartz at cdswartz@directv.com. Please include your name, department information and phone number.

Editor . . . . . . . . . Tina Swartz
Writer . . . . . . . . . Alisa Stephens
Proofreader . . . . . .  Jade Valine
Design . . . . . . . . . Creative Services
Illustrations . . . . .  Jane Dryden, Dan Sipple
Photos . . . . . . . . . Gary Kious

ASK ROXANNE

WHAT'S OUR POST-MERGER ANNOUNCEMENT SALES STRATEGY?

The last issue of Direct Access introduced a new format for the President's Column. In each issue of The Buzz, DIRECTV President Roxanne Austin will answer a question on employees' minds. This month's question came from feedback following Roxanne's employee meeting and broadcast on Oct. 29, the day after GM announced plans for HUGHES to merge with EchoStar.

[Picture of Roxanne Austin, President and Chief Operating Officer]

Q. With the announcement to merge HUGHES with EchoStar, what is our near-term strategy to continue selling DIRECTV Systems and meet our customer acquisition goals in light of the potential consumer confusion in the marketplace?

A. We are continuing to focus on DIRECTV goals and operate in a "business as usual" mode until the close of the deal. That's a message we also need to make crystal clear to our current and potential customers.

On the consumer front, we're arming our retailers with the information they'll need to continue the aggressive promotion of the DIRECTV(R) service. The bottom line is that consumers should choose DIRECTV for all the same reasons they would have chosen our service before the merger was announced.

Let's take a look at some of the terms of the deal to merge with EchoStar. We know that the DIRECTV brand will be retained post-close. We also know that if equipment has to be upgraded for customers to continue to receive their current services, it will be done at no extra cost to any customer - whether they subscribe to DIRECTV(R) Service or DISH Network.

What we don't know - and what we won't know until the deal closes - is which technical platform will ultimately be chosen for the merged entity. Sometime later this year, our manufacturing partners will roll out new set-top boxes that are compatible with both the DIRECTV and the DISH Network platforms.

Coupled with the knowledge that there will be no additional expense to customers, this underscores the fact that DIRECTV continues to offer an extremely competitive and attractive service. In fact, we're enhancing our service with new local channels and simplified package offerings. The message to our distribution partners and our current and future customers is that DIRECTV continues to be the highest quality, highest value multi-channel service available anywhere.

To meet our customer acquisition goals, it's now more important to continue driving the momentum we've all created at DIRECTV in the second half of 2001.

Have a question for Roxanne? Send it to cdswartz@directv.com, and watch for the answer in a future issue.


POP QUIZ:

WHAT IS THE COMPANY'S FINANCIAL GUIDANCE TO WALL STREET FOR 2002?

The company's 2002 financial guidance has been announced, and according to Jack Shaw, HUGHES chief executive officer, "our top priorities are to continue to improve our operating metrics and to meet or exceed our financial commitments, which will position us to create substantial shareholder value."

Continued Shaw, "Our DIRECTV business in the U.S. is projected to lead the way by generating over $6 billion in revenue and more than doubling its EBITDA to between $525 million and $575 million.

Here is the company's 2002 financial guidance to Wall Street. Let it shape your business decisions in the year to come.
  o   $6.0 to $6.2 billion in revenue
  o   $525 to $575 EBITDA
  o   1.0 to 1.2 million net customer additions

[Composite pictures of the press conference announcing the merger with EchoStar, with the following caption: Senior leaders announced the GM/HUGHES merger with EchoStar in a press conference on OCT. 29, 2001. From left, Rick Wagoner, GM president and CEO; Charlie Ergen; EchoStar chairman and CEO; Jack Shaw, HUGHES CEO; Eddy Hartenstein, DIRECTV Chairman and CEO; John Devine, GM vice chairman and CFO.]


HUGHES/ECHOSTAR MERGER

Employees have a lot of information to digest following the merger announcement. They also have a lot of questions. While it will take some time for all the details to be worked out and questions to be answered, The Buzz wanted to take this opportunity to recap the HUGHES/EchoStar merger announced Oct. 28, 2001.

The combined entities of HUGHES and EchoStar would use the EchoStar name and adopt the DIRECTV brand for its services and related products. The merger would create a pay television platform with more than 16.7 million customers, of which
1.8 million are National Rural Telecommunications Cooperative and affiliates, and 14.9 million customers are owned-and-operated by the combined company.

"The potential of this combined company is tremendous with its significant synergies and economies of sale," said Roxanne Austin, DIRECTV president and COO, in an e-mail to employees.

The transaction is expected to require approximately $5.5 billion total financing, which EchoStar expects to fund in the capital markets or through privately negotiated transactions prior to closing. It is also subject to a number of conditions, including approval by a majority of each class of GM shareholders voting both separately as distinct classes, and also together as a single class. The proposed transaction also is subject to regulatory clearance and approval by the Federal Communications Commission. The companies are predicting a nine to 12 month period to obtain these clearances and approvals before the deal closes.

"Our talented team here at DIRECTV will be critical to the success of this transition period," said Austin. "I know it may be a challenging process but I firmly believe the end result will benefit both companies - and ultimately millions of television viewers across the country."
      - Alisa Stephens

Have you been through a merger or acquisition at a previous job? The Buzz would like to hear about it, and maybe share your experience with employees in an upcoming issue. Please tell us about it by sending an e-mail to cdswartz@directv.com

BREAKFAST WITH ROXANNE

EMPLOYEES SPEAK CANDIDLY ABOUT MERGER

Sipping a cup of joe, munching on pastries and having an informal chat with Roxanne Austin, DIRECTV president and COO, was how ten employees spent their morning the day after the merger of HUGHES with EchoStar was announced. Below is a selection of employee questions from that meeting.

SALES DEPARTMENT

EMPLOYEE QUESTION: Following the merger announcement, I have received calls from DIRECTV retailers who now want to form relationships with EchoStar. What is your response to that?

ROXANNE'S ANSWER: Until the transaction is finalized, we should continue to act as two separate, competing companies. Our retailer relationships should remain our relationships and our retailers should understand that when the deal is finalized, their DIRECTV relationships will carry over and become relationships with the new company.

PROGRAMMING DEPARTMENT

EMPLOYEE QUESTION: Which company will take the lead on advertising once the merger is complete - DIRECTV or EchoStar?

ROXANNE'S ANSWER: While no decisions regarding advertising have been made to date, I think it is a positive sign that the DIRECTV brand name will continue once the transaction is complete. This is due in large part to our national advertising efforts and the brand recognition that DIRECTV has achieved in the mass marketplace.

LEGAL DEPARTMENT

EMPLOYEE QUESTION: There are culture differences between the two companies. How will we bridge the cultural divide?

ROXANNE'S ANSWER: If people are kept separate, the cultures will remain separate. The sooner you integrate two very different cultures the sooner you will bridge the gap. Upon the close of the transaction, we will need to define teams as quickly as possible and co-locate them as soon as practical.

IT DEPARTMENT

EMPLOYEE QUESTION: The concern following the announcement of the merger was that employees will immediately lose their jobs. Is this the case?

ROXANNE'S ANSWER: It is human nature for people to immediately link this type of news with a lack of job security. I'd like to stress that it will take nine to 12 months for this deal to be completed. Once the deal goes through we are facing a multi-year transition period. Millions of customers will need to be transitioned to a new satellite service platform. In addition, billing systems, infrastructures and other necessary functions will need to be integrated. This process will take a full-scale effort by both DIRECTV and EchoStar. I think the merger allows many opportunities for employees to show their value to the company.

SALES DEPARTMENT

EMPLOYEE QUESTION: How will the bonus work for 2002?

ROXANNE'S ANSWER: Next year's metrics on customer acquisition, EBITDA, revenue, cash, diversity and customer satisfaction will be similar to this year's. In addition, all departments will have specific objectives that must be met by the end of the year. Our primary focus for 2002 will be on quality customer acquisition, retention and satisfaction while also improving our financial returns. If our targets are met for 2002, we'll enjoy a nice bonus payout.

          - Alisa Stephens

[Composite pictures of Ben Mui, with the following caption: Ben Mui co-managed the DIRECTV 4S spacecraft program, providing technical oversight during the design, manufacture, test and launch of the spot beam satellite intended to help DIRECTV to meet local channel broadcasting requirements.]

EMPLOYEE REPORT:

REACHING TOWARDS COMPANY GOALS.
WHAT'S THE NEXT BIG THING YOU'RE WORKING ON?

For this month's cover story, The Buzz staff sat down and talked with employees about key projects they are working on that directly relate to the company's goals of profitable customer acquisition, retention and satisfaction. Three DIRECTV employees made the front page with their efforts to take the card out of the box, meet Must Carry regulations and redesign the company's newsletter. Read on for an in-depth report.

DIRECTV IS BEAMING AFTER DIRECTV 4S LAUNCH

DIRECTV 4S, a new high-power spot beam satellite, was shipped to the Guiana Space Center in Kourou, French Guiana, on Nov. 7 and launched successfully on Nov. 26. Now that the satellite is in orbit, it has begun delivering more than 280 additional local channels to DIRECTV's local channel markets.

"The launch of DIRECTV 4S will begin a new and important chapter in our evolution as a television programming service. It will benefit our existing customers and enhance our prospects for continued growth," said Ben Mui, project manager, Space Systems (pictured).

A provision in the 1999 Satellite Home Viewer Improvement Act (SHVIA) called Must Carry states that if DBS providers choose to carry one local channel in a particular market, they would have to carry all the channels in that market - hence the Must Carry name. The launch of DIRECTV 4S was intended to expand DIRECTV's capacity to carry local channels in order to help DIRECTV comply with Must Carry requirements.

In addition to being able to comply with Must Carry, the launch of DIRECTV 4S and eventually DIRECTV 5 (later this year) will free up capacity at the 119-degree orbital slot and allow more local channel markets and other programming services to be added.

DIRECTV'S HOLDING ALL THE CARDS

In the ongoing battle against piracy - the illegal reception of the DIRECTV signal - DIRECTV has just played its ace. At certain retailers where systems are plentiful and sales floors are unassisted, would-be signal thieves purchase large quantities of DIRECTV Receivers for their access cards. Or, in some instances, they simply open the boxes in the stores and take the cards, not even bothering to purchase the system.

To close this channel to hackers, mass merchant retailers such as Wal-Mart and Kmart are now selling DIRECTV Receivers without their conditional access cards. Customers who purchase receivers through this channel must now call a dedicated DIRECTV 800-number to order an access card.

"By taking away their anonymity and source for cards, we believe this initiative creates another obstacle for hackers, making it more difficult for them to operate their illegal businesses," said Nadia Usmani, project manager, Business Implementation (pictured). "It will also reduce the number of damaged DIRECTV Receivers on the shelves that were broken into solely for their access cards."

In addition to this "card out of the box" initiative being well received by mass merchant retailers, manufacturers such as Thomson/RCA and Philips are in favor of it as well. They no longer need to incorporate the access card into their packaging as cards are now sent directly to the customer by DIRECTV.

To date, a noticeable increase in the number of systems activated among those customers who have called the dedicated DIRECTV 800-number to order an access card has been recognized. "Our Customer Service team has done a commendable job in ensuring a pleasant customer experience," said Usmani. "They help make certain that the customer receives the access card within one to three days from ordering so the customer may begin enjoying their new DIRECTV System as soon as possible."

[Composite pictures of Nadia Usmani, with the following caption: Nadia Usmani led a cross-functional team responsible for taking the DIRECTV conditional access card "out of the box," thwarting the efforts of hackers across the country.]

DIRECT ACCESS NEWSLETTER BECOMES
THE BUZZ

The creation of "The Buzz" spanned more than two years and involved a small village of people. It started back in 1999 when Direct Access wasn't always published on a routine schedule and several new sites - such as the Boise Customer Care Center, Denver Operations and the Los Angeles Broadcast Center - were added to the DIRECTV family. Knowing improvements were going to have to be made along the way rather than launch a complete overhaul of the newsletter, the Employee Communications team did exactly that.

By surveying employees to find out what topics they enjoyed reading about the most, the team was able to tailor the newsletter content given employees' input. Continued surveys along the way also helped gauge employees' enthusiasm for the publication and where there was a need for increased coverage.

Little by little, the newsletter went from being something that people hardly recognized to something that people began to pick up and read. Moving away from the El Segundo-centric perspective, the writing staff brought more DIRECTV sites and employees into the content and started publishing more often.

But something was lacking in Direct Access. At times it felt dated and indirect. With E-News and the DEN serving the purpose for breaking news, a publication was needed that could provide more in-depth coverage, with background stories behind the headlines. And it needed to be something employees could relate to - an entertainment-focused magazine for an entertainment company.

Employee Communications knew it couldn't do that through content alone, so the team brought in Creative Services to help brainstorm about new names, styles and designs. That's where the idea to build The Buzz came from, along with the new look.

"The addition of a re-vamped print publication makes our overall communication strategy that much stronger," said Tina Swartz, editor (pictured). "Our goal is to make The Buzz a valuable addition to all of our communication channels and give employees information about the DIRECTV business and what they can do to help achieve the company's goals."
     -  Alisa Stephens

[Composite pictures of Tina Swartz, with the following caption: Buzz Editor Tina Swartz and the Employee Communications team took Direct Access newsletter and turned it into the magazine you're reading right now.]

BUSINESS 101

HOW DIRECTV MAKES MONEY

PART ONE OF A FOUR-PART SERIES

Welcome to "Business 101," a regular feature intended to explain business concepts and terminology so employees can have a working knowledge of elements that contribute to DIRECTV's performance.

The Buzz sat down with Steve Cox, executive vice president of Sales and Distribution, to get a reading on the three key drivers affecting DIRECTV's profitability. The resulting four-part series on the subject will be as follows:
Part 1: Overview of DIRECTV's Key Financial Drivers, Part 2: Subscriber Acquisition Cost, Part 3: Churn and Part 4: AMPU.

So if you think SAC and churn are for quarterbacks and milkmaids respectively, read on to find out just what everyone at the top is talking about when they talk business. And don't stop reading until you know what AMPU stands for.

PART 1: DIRECTV'S KEY FINANCIAL DRIVERS

As Roxanne Austin said in her October InfoForum meetings, there are basically three levers primarily responsible for driving the economics of DIRECTV's business.

First, there's the price DIRECTV pays to acquire a customer. Second, there's the length of time DIRECTV keeps a customer. And third, there's what DIRECTV earns while serving a customer. Here's how DIRECTV refers to these levers:

o Subscriber Acquisition Cost (SAC) - cost DIRECTV incurs to acquire a customer.

o Churn - the average length of time DIRECTV keeps a customer. Specifically, churn is the percentage of DIRECTV's existing customer base that disconnects service over any given period of time (typically measured monthly).

o Average Margin Per User (AMPU) - the average amount DIRECTV earns per month (after programming costs) while serving a customer.

DIRECTV's profitability is driven by these three metrics, and the company must report to the investor community each quarter with information on its progress with regard to SAC, churn and profitability.

In the third quarter of 2001, for example, DIRECTV reported a subscriber acquisition cost of $555, churn of 1.7 percent and EBITDA of $20 million.

DIRECTV will be working hard in 2002 to better understand AMPU, and will be communicating more to help you better understand how you can impact it.

While there's no magic number for any of these measurements, and while these are not the only elements contributing to company performance, tightly managing DIRECTV's performance on these key metrics should result in a brighter financial outlook and a higher GMH stock price.

In the next issue of The Buzz, subscriber acquisition cost will go under the microscope. Be sure to pick up a copy and go back to Business 101.
      -  Tina Swartz

[Graphic with the following caption: Subscriber Acquisition Cost (SAC) The cost DIRECTV incurs to acquire a customer.]

[Graphic with the following caption: Churn The average length of time DIRECTV keeps a customer. Specifically, churn is the percentage of DIRECTV's existing customer base that disconnects service over any given period of time (typically measured monthly).]

[Graphic with the following caption: Average Margin Per User (AMPU) A way of measuring the average amount DIRECTV earns per month while serving a customer after paying its programming costs.]


STEVE COX
EXECUTIVE VICE PRESIDENT
SALES AND DISTRIBUTION

In September 2001, Steve Cox was named executive vice president, Sales and Distribution. His task: lead the Sales and Distribution team to ensure seamless continuation of sales initiatives and organizational activities.

This new title came just six weeks after Steve was asked to lead an end-to-end review of the DIRECTV business model, which entailed identifying a set of core recommendations and long-term strategies regarding the way DIRECTV operates its business. Since a primary component of the business model review was the company's future sales and distribution strategy, the two responsibilities dovetailed.

Prior to assuming these roles, Steve Cox was executive vice president of DIRECTV Global Digital Media where he focused on new business initiatives, partnerships and equity investments. In this role, Steve also led a strike team to evaluate the issues surrounding non-activation due to piracy (many of the team's recommendations, including "card-out-of-the-box," have already been implemented).

[Picture of a DIRECTV advertisement]

DIRECTV - THE GIFT THAT KEEPS ON GIVING

During the busy holiday selling season, every retailer, service provider and manufacturer has the perfect gift for that special loved one. So what did DIRECTV do to rise above the rest in this competitive playing field?

"DIRECTV's national retail holiday offer in 2001 was unlike any to date," according to Steve Cox, executive vice president, Sales and Distribution. "Lessons have been learned from past holiday selling seasons; the Business Model Review process highlighted areas for improvement; and DIRECTV's Marketing department came up with an offer to help achieve the company's goals of acquiring quality new customers, reducing churn (the rate at which customers discontinue service in a given amount of time) and improving company performance."

During the holiday season DIRECTV offered new residential customers six free months of SHOWTIME UNLIMITED(R) programming and discounted standard professional installation with a one-year commitment to TOTAL CHOICE(R) programming or above.

According to Cox, "Churn levels are highest during a customer's first year with DIRECTV(R) Service and research has shown that churn levels drop significantly once a customer has been with us for more than one year. By requiring a one-year commitment from new customers, we're countering this trend and working toward our goal of acquiring quality new customers who stay with us."

A large part of promoting the holiday offer is DIRECTV's advertising strategy, which differed from the ad strategies of holiday selling seasons past. "We shifted our approach to focus consumers on the per-month cost of programming," said Francine Harsini, senior director, Advertising. "We've found that most consumers have the perception that satellite service is more expensive than cable. By calling out the per-month price in our advertising, consumers can see for themselves that our programming is comparable to, if not cheaper than, their local cable provider."
      -    Alisa Stephens

SELLIN' TIME ON DIRECTV

A little-known source of revenue for DIRECTV is generated by a small team in El Segundo led by Kirk Kopic, vice president, Ad Sales, and Jim Yokers, vice president, Traffic Systems. This group manages more than 43,000, 30-second spots of advertising time per month on DIRECTV, and is responsible for significant incremental net revenue that directly affects DIRECTV's bottom line.

Seventy to 80 percent of the Ad Sales revenue is generated by direct response companies such as Bowflex Fitness Equipment, which sell products and services via an 800-number. In addition, half of the air time allotted to DIRECTV to sell is used for internal DIRECTV promotions such as BLOCKBUSTER(R) TICKET only on DIRECTV, DIRECT TICKET(R) Pay Per View events and NFL SUNDAY TICKET(TM).

"Our external sales are handled by a subsidiary of Columbia/TriStar," said Alison Pascola, director, Advertising Sales Operations. "However, DIRECTV has invested in an ad sales system called Gabriel which does everything from logging the initial ad sale, scheduling it into the programming lineup and billing the customer at the end."

Because all advertisements are not appropriate for all audiences, the Ad Sales team groups the networks into "clusters" according to their viewer demographics. For instance, Lifetime, Discovery Health, and Home and Garden Television channels are targeted at women, whereas ESPN, TechTV and Speedvision channels are geared mainly towards men. By working in clusters, the Ad Sales team is able to sell air time to companies who target a specific market demographic.
      -    Alisa Stephens

HERE'S HOW THE AD SALES PROCESS WORKS FROM BEGINNING TO END:

Once an advertising deal has been made, it is entered into the ad sales traffic system. Next, the tape is verified and ingested into file servers at the broadcast centers. Then commercial instructions are applied. Logs are scheduled and sent to the broadcast centers before the commercial spots run on air. Following its air date, the spot is reconciled, an invoice is prepared and a DIRECTV promo affidavit is distributed to the appropriate parties.

[Diagram depicting the ad sale process]

SURVEY SAYS...

DIRECTV surveys its employees anonymously from time to time using an online mechanism. Three recent surveys focused on October's merger communications, Roxanne Austin employee broadcast, and InfoForum meetings in El Segundo. Since you took the time to respond, The Buzz will take the space to sample what was said.*

ON THE OCT. 29 MERGER
COMMUNICATIONS:

"I think that job security is on everyone's mind. I understand that these specifics have not yet been worked out, but it is unsettling knowing that the headquarters will not be in Los Angeles, and that our positions may not be around much longer."

"As a transition plan evolves, I think it is important to keep employees up to date with open communication about how the transition will affect their work areas, enabling them to make decisions and adjust to change."

"What should we tell retailers to keep them focused, and what should retailers tell customers who have doubts about the uncertainty of the company?"

"What is the fate of the DIRECTV workforce after the deal is approved?"

"What platform is going to be used by the newly merged company?"

"I am definitely positive about the merger. I feel that this combination will give the consumer a better overall experience with the satellite industry."

"Will there be a stay incentive of some kind for current employees to remain through the closing so they do not start looking for other employment?"

"For those who could be offered a job in the new company in Littleton, would they lose their severance if they declined?"

ON THE OCT. 18 ROXANNE AUSTIN
BROADCAST TO EMPLOYEES:

"I think some good news was definitely helpful. It looks like we are going in the right direction."

"The hint of a bonus is nice, but the goals seem so high as to be unattainable, especially in the current economic downturn."

"Even though we have no control of the stock price, watching it go up would help."

"We have the potential to be a successful company and we are absolutely on the right track. I do not see clarity in direction at all levels, however. All departments have not gotten the message of simplification and cost savings to the same degree."

"I think that Roxanne is doing an excellent job in leading the company and communicating to employees. Unfortunately, these are very difficult times and it is hard to stay focused."

"I am very dedicated to DIRECTV and love the company, the product and the service. I am quite disappointed in the postponement of merit increases and bonuses, however, almost all of the disappointment disappeared when we were given two days off as paid holidays."

ON ROXANNE'S OCTOBER
INFOFORUM MEETINGS:

"Being honest with employees, even if the information is not good, is better and much healthier for morale. Please keep being honest. We are all smart people and when we feel like we are not getting the `real story' that is worse for morale than anything."

"Considering the uncertainties surrounding DIRECTV at this point, it was nice to at least come together and discuss how we can best deal with the situation and how we can make it better."

"It was nice, but there wasn't any new information presented."

"I'd like to see all management personnel at these events. If the intent is to communicate information and messages to employees, I think our management should know what is being said so they can support it."

"With the staff reductions, air tragedies and current financial market, I appreciate the timing of this open-ended and casual forum with our president."

The comments on this page reflect the general balance of all survey feedback.

Keep your feedback coming. Submit comments to E-News. Updated merger Q&As and summary survey results are posted on The DEN.

[Cartoon of three people raising their hands]

DIRECTV EXTENDS HELPING
HAND ON SEPTEMBER 11

In the months since the tragedies of September 11, the nation has banded together to support the individuals and the cities that were directly affected by the terrorist attacks. In addition to the many DIRECTV employees who contributed money, blood, supplies and support to the relief efforts, DIRECTV as a company provided a resource nearly as valuable to the citizens of New York - information.

Affixed to the top of one of the World Trade Center towers was an antenna that transmitted local television channels to New York City and the surrounding areas. When the towers collapsed, individuals across New York lost not only a United States landmark and hundreds of their fellow citizens, but a much-needed conduit for information.

Within hours of the tragedies, DIRECTV authorized all New York residents who were DIRECTV customers to receive free local channels. In addition, cable stations that broadcast their local channels from the lost antenna were allowed to tap into the DIRECTV feed indefinitely at no charge so they could continue to transmit information to their customers. In addition to the cable stations, programmers and news agencies were also granted indefinite complimentary access to the DIRECTV feed.

As New York and the world slowly recover from the events of Sept. 11, DIRECTV and its employees will continue to do their part to assist those in need.
      -    Alisa Stephens

[Cartoon of a man holding a scale]

TRENDWATCH: DIRECTV

"We know who we are, but we know not what we may be." - William Shakespeare


WHAT'S HOT?                               WHAT'S NOT?
-----------                               -----------

Over-delivering on goals                  Under-delivering on goals
Employees who are leaders                 Employees who are passive
Watching GMH increase                     Watching GMH decrease
Potential for a bonus                     No potential for a bonus
Employee feedback                         Employee silence
SMR Arrival                               SMR Suspension

Have you spotted any workplace trends around DIRECTV lately? If so, share them with The Buzz by sending an e-mail to cdswartz@directv.com. Trendwatcher suggestions may be printed in upcoming issues.


INFOFORUM PUTS PRESIDENT, CUSTOMER SAT ON SPEAKING CIRCUIT

[Picture of employees with the caption: Employees caught two InfoForum presentations during the fourth quarter of 2001. President and COO Roxanne Austin spoke in October and the Customer Satisfaction organization presented in December.]

InfoForum, the speaking series which places DIRECTV executives in front of employee audiences, came to El Segundo, Denver and Boise during the fourth quarter of 2001, bringing employees together to meet company leadership live and in-person.

In October, Roxanne Austin, DIRECTV president and COO, spoke to El Segundo and Denver employees about change and transition following the previous quarter's leadership restructuring, stock price fluctuations, the ten-million milestone, reductions in force, and terrorist attacks.

In December, the Customer Satisfaction organization brought four executives together to share a success story with El Segundo employees. Bob Meyers, executive vice president, Customer Satisfaction; Larry Driscoll, senior vice president, Customer Contact Management, Bob Apple, vice president and general manager, Home Services and Denver Operations; and J.T. Rapport, vice president, Customer Retention, were on the docket. Meyers and Driscoll then spoke at the Boise Customer Care Center.

The presenters walked their audience through dramatically improved call center and installation metrics, and made employees aware of how their work can impact DIRECTV's customer satisfaction quotient.

Said Meyers, "Always put yourself in the customer's shoes each time you make a business decision. And be sure to get Customer Service and Home Services involved."
          - Tina Swartz

To view a videotaped copy of either InfoForum, please contact Donna Underhill at
(310) 964-4834.

EL SEGUNDO ON THE MOVE,
CREATING A CAMPUS

From Oct. 13 to Nov. 17, 2001, the vast majority of El Segundo employees relocated their offices as part of a large-scale move to consolidate operations and form a DIRECTV campus along Imperial Highway in Buildings R8, S4, R11 and D5.

Upon completion of the moves, DIRECTV no longer occupies space on floors 11 through 16 in Building 1. The Information Technology Data Center and key support personnel will, however, remain in the building until a future date.

[Charts displaying the following information:

BUILDING R11                             BUILDING S4
------------                             -----------
Executive Offices                11      Badge & ID Security                 1
Legal                            10      Information Technology              1
Business Development             10
Strategic Planning               10      S4 2240 East Imperial Highway
Programming Ops. & Acq.           9
Home Services                     9
Sales                             8      BUILDING D5
Direct Sales                      7      -----------
Communications                    7      Technology & Engineering          5-8
Marketing                         6
Sports Marketing                  6      D5 2300 East Imperial Highway
Advanced Products                 5
Finance (Tax)                     5
Customer Retention & Loyalty      5      BUILDING R11
Finance                        3, 4      ------------
Human Resources                   2      Creative Services                  10
Administration                    2      Customer Satisfaction          10, 11
Web Services                      2      Signal Integrity                    6
DIRECTV PARA TODOS (TM)           2      Information Technology         3, 5-9
Site Management                   1
Information Technology            1      R11 2250 East Imperial Highway]

R8 2230 East Imperial Highway


HAPPY NEW YEAR

We would like to thank all employees for their hard work and dedication in 2001. While the past 12 months were packed with many challenges for all of us, we persevered and came out stronger because of it. We're confident 2002 brings with it new and exciting opportunities.
          - DIRECTV Senior Leadership


LOGGED ON TO DIRECTV.COM LATELY?

During October, the DIRECTV Web site expanded its capabilities to include the following features for customers:

o    Online bill payment via credit card or one-time checking account payment

o    View current and recent billing statements

o    View transactions made since last billing statement

o    Establish automatic recurring payment by credit card

o    Post credit card payments immediately to account

o    Make select package and programming changes in minutes

o    Order pay per view programming and sports subscriptions

o    Order pay per view events online days before they air

o Order pay per view from a remote location, like from the office, for kids or elderly parents at home.

o Access a more robust, customizable online program guide which provides a "My Channels" feature which matches a customer's current package and provides upcoming air dates in the program description

o Activate additional DIRECTV Receivers on an existing account (mirrored and non-mirrored receivers in extra rooms)

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


                                 12 (continued)